UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31686 / June 23, 2015

_____

In the Matter of   :
                                                                        :
BENEFIT STREET PARTNERS BDC, INC.   :
PROVIDENCE FLEXIBLE CREDIT   :
    ALLOCATION FUND   :
PROVIDENCE TMT DEBT OPPORTUNITY   :
    FUND II L.P.   :
PECM STRATEGIC FUNDING L.P.   :
PROVIDENCE DEBT FUND III L.P.   :
PROVIDENCE DEBT FUND III MASTER   :
    (NON-US) L.P.   :
BENEFIT STREET PARTNERS CAPITAL   :
    OPPORTUNITY FUND L.P.   :
BENEFIT STREET PARTNERS SMA LM L.P.   :
PROVIDENCE EQUITY CAPITAL   :
    MARKETS L.L.C.   :
BENEFIT STREET PARTNERS L.L.C.   :
BENEFIT STREET PARTNERS SMA-C L.P.   :
                                                                        :
9 West 57th Street, 49th Floor   :
New York, NY 10019   :
                                                                        :
GRIFFIN-BENEFIT STREET PARTNERS   :
    BDC CORP.   :
GRIFFIN CAPITAL BDC ADVISOR, LLC   :
                                                                        :
1520 Grand Avenue   :
El Segundo, CA 90245   :
                                                                        :
(812-14126)   :
                                                                        :

_____

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Benefit Street Partners BDC, Inc., Providence Flexible Credit Allocation Fund, Griffin-Benefit Street Partners BDC Corp., Providence TMT Debt Opportunity Fund II L.P., PECM Strategic Funding L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-U.S.) L.P., Benefit Street Partners Capital Opportunity Fund L.P., Benefit Street Partners SMA LM L.P.,

Benefit Street Partners SMA-C L.P., Providence Equity Capital Markets L.L.C., Benefit Street Partners L.L.C. and Griffin Capital BDC Advisor, LLC filed an application on February 26, 2013, and amendments to the application on January 31, 2014, July 23, 2014, December 18, 2014 and April 22, 2015, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On May 27, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31651). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Benefit Street Partners BDC, Inc., et al. (File No. 812-14126) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary